Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

September 30, 2024

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive Technology Inc.
Draft Registration Statement on Form S-1
Submitted August 9, 2024
CIK No. 001818274

Dear Ms. Wirth:

By letter dated September 5, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on August 9, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Draft Registration Statement on Form S-1 submitted August 9, 2024

Cover Page

1.	We note that you are registering the resale of up to 116,115,307 shares of common stock, as well as your disclosure that “any of our stockholders, with the exception of Maxim Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing.” Please revise the cover page and each relevant section throughout the prospectus to clarify the number of shares that are held by registered holders, the portion of those shares that may be freely sold upon effectiveness of the registration statement, and the number of shares that may be freely sold in reliance on an exemption from registration such as Rule 144. Revise the statement quoted above to clarify that the Registered Stockholders may sell their shares in connection with the listing and in market transactions following the listing. In this light, we note that you will be a controlled company following completion of the offering with your Chief Executive Officer owning 88% of the voting shares. Please revise to clearly state the restrictions on your directors, named executive officers, and any other stockholders that are subject to restrictions. Additionally, if there are other restrictions placed on Maxim Partners LLC, please revise to state as much. Tell us whether any of the holders under “Other Stockholders” in the table on page 45 are insiders or affiliates of the company.

RESPONSE: We have revised the disclosure in all corresponding sections to reflect that the shares being registered may be freely sold in market transactions following the listing and upon the effectiveness of the registration statement. We have also updated the disclosure to reflect the conversion of 910,189 warrants outstanding as of September 25, 2024 and clarified that shares issued upon the exercise of the warrants may be freely sold upon effectiveness of a registration statement covering such shares, such shares may be freely sold in reliance on an exemption from registration subject to Rule 144 under the Securities Act (“Rule 144”). We also revised the disclosure to reflect that all the shares of common stock subject to stock options outstanding and reserved for issuance under our equity incentive plan are expected to be registered on Form S-8 under the Securities Act and such shares are eligible for sale in the public markets, subject to the limitations applicable to affiliates under Rule 144. We also revised our disclosure on page 45 to clarify that all other stockholders are considered insiders or affiliated with the company such as family members of the company’s CEO.

2.	We note your discussion regarding the pricing. Please revise here, in your Risk Factors, and in the Plan of Distribution sections to state whether you will be involved in the price setting process and to disclose that the price of your shares in prior or private transactions may have little or no relation to the opening price and subsequent public price of your stock on Nasdaq. Also revise the Risk Factors to state that the Registered Stockholders will not be involved in the price setting process.

RESPONSE: We have revised the Risk Factors and Plan of Distribution to reflect that we will not be involved in the price setting process. Additionally, the Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the advisor in carrying out its role as a financial advisor. Additionally we have revised our disclosure to reflect that the price of our shares in prior private transactions may have little or no relation to the opening price and subsequent public price of our stock on Nasdaq.

Our insurance may not adequately cover our operating risk., page 5

3.	Please revise to discuss the likelihood of your insurance coverage and costs increasing when you commence operations and any related risks that such increases may have on your business and financial position.

RESPONSE: We have revised the disclosure in connection with the risk of insurance cost potentially increasing upon commencement of the company’s operations.

Risk Factors, page 5

4.	Please revise your risk factors to adequately and accurately reflect the material factors that may make an investment in your offering speculative or risky. Please ensure that you explain how each risk affects you or the securities being offered. As examples, please review and revise the following:

●	Your statement on page 5 that “competition for senior executives and skilled personnel in the horticulture industry is intense “ If you are seeking senior executives in the horticulture industry, please provide explain why that industry is useful to your business.

●	Your discussion on page 7 regarding breaches of security at your facilities. Please be more specific about the types of breaches, including whether they are physical or technical in nature, or both.

●	Your discussion on page 8 regarding fuel hedging transactions and fuel surcharges. Additionally, if your drones will be gas powered, please revise to state as much.

●	Your statement on page 8 that “[w]e could incur significant costs to improve the climate resiliency of its infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change.” Please provide additional detail and make clear whether you are talking about potential risks to your physical mailboxes or otherwise.

●	Your discussion on page 8 regarding hazardous materials and waste products. Please provide specific examples.

●	Your statement on page 9 that AirBox is your direct competitor, despite your statements on page 26 that you acquired AirBox in 2023.

RESPONSE: We have provided clarification and further disclosure in connection with each of the comments from the Staff regarding these specific risk factors.

Risks Related to our Business and Operations - General Risks We have a limited history of operations ..., page 5

5.	Please revise this risk factor or add a separate risk factor that discusses the fact that you do not have commercial operations at this time and as a result, no revenues.

RESPONSE: We have revised this risk factor or add a separate risk factor that discusses the fact that we do not have commercial operations at this time and as a result, no revenues.

We had negative cash flow for the fiscal year ended December 31, 2023 ..., page 5

6.	We note you have negative operating cash flow and note your statement that “[t]o the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow.” Please discuss the sufficiency of your cash reserves as they relate to your negative operating cash flow and any associated risks.

RESPONSE: We have expanded our disclosure to reflect that our management team believes the company has sufficient funds to meet operational needs as the company continues to successfully raise new capital through equity sales to accredited investors and an active crowdfunding campaign. To date, the rate of inflows associated with these sales has met the company’s cash burn rate. Should the availability of new capital fall below the company’s expenditure rate, we will have to find new funding sources, such as debt financing.

Risks Related to this Direct Listing and Ownership of Our Common Stock, page 19

7.	Please revise this risk factor to acknowledge the uncertainty associated with the fact that few companies have undertaken direct listings to date as well as any impact your brand and consumer recognition may have on the demand for shares, if applicable. Additionally, please revise to discuss here or in a separate risk factor the risks associated with Regulation M as it relates to a direct listing.

RESPONSE: We have added additional disclosure in connection with the uncertainty associated with the fact that few companies have undertaken direct listings to date as well as any impact our brand and consumer recognition may have on the demand for our shares.

Capitalization, page 22

8.	Please clarify why you have a pro forma as adjusted basis column giving effect to the sale by you of shares of common stock in this offering when the offering is for resale of existing outstanding shares.

RESPONSE: We have removed the pro forma as adjusted basis column.

9.	This capitalization table presents your capitalization at March 31, 2024. The table is supposed to show capitalization for the latest period for which financial statements are presented in the filing, which is December 31, 2023. Either revise the table for capitalization at December 31, 2023, or present financial statements for the period ended March 31, 2024.

RESPONSE: We have revised to present the June 30, 2024 financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview and History, page 23

10.	We note your statement “[s]ince our inception, we have incurred operating losses.” Please revise this section to also note that you have not had any revenues in either of 2022 or 2023.

RESPONSE: We have revised the disclosure to reflect that we had no revenues during years 2022 and 2023.

Results of Operations

Comparison of Year Ended December 31,2023 and ... 2022, page 24

11.	Your current disclosure lists expense items for each period. Please revise to discuss and analyze material changes in the material line items. Refer to Item 303(a) and (b) and (b)(2)(i) and (ii) of Regulation S-K for further guidance.

RESPONSE: We have revised the disclosure to discuss and analyze material changes in the variance.

Business, page 26

12.	Please revise this section to make it clear that you are a development stage company with no operations or revenues as of the date of the financial statements. Please clearly highlight the status of your operations and differentiate which operations or plans are currently underway and which are aspirational. If you have a timeline to roll-out any services, please revise to state as much. Additionally, where you name certain businesses, please make it clear whether you have contracts with such businesses, and if not, please revise to make it clear that such partnerships are aspirational or have been provided as an example only.

RESPONSE: We have revised our disclosure to reflect that the company is continuing to execute its plan by developing a series of customer and partner trials and pilots aimed at further advancing our technology and expanding into new markets. All pilots are being conducted through executed Statements of Work (SOW). We are confident that this development plan will lead to the creation of the appropriate products to successfully monetize the ALM market within the timeframes of our operational plan. Active SOWs include: a Kentucky logistics company, a Georgia innovation campus, and a Virginia specialty drug logistics company, all of which have also executed non-disclosure agreements (“NDA”).

13.	We note your statement that “[c]urrently, Arrive is finalizing its latest product, Arrive Point 3 (AP3), which is undergoing manufacturing and design enhancements for its expected launch during the Q4 2024. This release aims to fulfill Arrive’s increasing pipeline of signed statements of work in the latter part of 2024 and throughout 2025, which may include an initial level of support for reverse logistics. Furthermore, Arrive intends to intensify the development of Arrive’s fourth generation product Arrive Point 4 (AP4) in 2025, which is planned for pilot deployments with customers in 2025, and expanded manufacturing in 2026.” Please revise for timeliness and provide updates, as appropriate, on any new timelines for product rollouts.

RESPONSE: We have provided clarification in connection with timelines reflected in the disclosure.

14.	We note your statement that “Arrive leads in ALM Mailboxes, distinct from smart mailboxes and smart locker boxes, which lack support for autonomous robot and drone delivery, Arrive’s emerging competition stems from smart locker box and smart mailbox companies who are recognizing the shift towards ALM.” Please revise to clarify what you mean by “leads,” considering the current status of your operations.

RESPONSE: Arrive aspires to become leaders in ALM Mailboxes, distinct from smart mailboxes and smart locker boxes, which lack support for autonomous robot and drone delivery. Arrive’s believes that the potential emerging competition may stems from smart locker box and smart mailbox companies who are recognizing the shift towards ALM. The Company’s first-mover patent portfolio includes technology which is critical to meeting this shift to autonomous delivery.

15.	We note that you acquired AirBox Technologies in December 2023. Please revise to include a description of AirBox’s business and any material patents that you acquired. Additionally, please include a description of the material terms of the asset purchase agreement, including the amount and value of Arrive common stock exchanged. Please file the asset purchase agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S- K.

RESPONSE: We have revised our disclosure to reflect the material terms of the asset purchase agreement, including the amount and value of Arrive common stock exchanged. The Company issued 378,290 common shares to the shareholders of Airbox, representing the purchase price of $1.15M. The assets purchased included the following patents: (i) AIRBOX Systems, devices, and/or methods for managing drone deliveries, granted February 8, 2016 US 10210475; (ii) AIRBOX Systems, devices, and/or methods for managing drone deliveries, granted August 3, 2018 US 11,556,887; (iii) AIRBOX Devices, and/or Methods for Managing Drone Tethering, granted April 11, 2020 US 11905013; (iv) AIRBOX Systems, Devices, and/or Methods for Managing Drone Deliveries Ser. No. 18/078,985, pending US20230112944 A1. We have also included the asset purchase agreement as an exhibit to the registration statement.

16.	We note the following statements:

●	Page 26: “By deploying numerous ALM mailboxes with partner customers, Arrive aims to establish a large and efficient ALM mailbox network for its customers and providers who will optimize operations and ALM activities through the Arrive ALM Platform which will increasingly utilize a growing data set and AI to create insights for enhanced services and performance in ALM operations, customer satisfaction.”

●	Page 27: “This allows Arrive’s partners to operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time, versus the ability of a carrier to schedule and guarantee delivery at multiple mailboxes on a specific route at a specific time for operational efficiency and margin.”

Please revise to clarify or include definitions for terms such as “partner customers,” “providers,” “Arrive’s partners,” “other providers,” so that investors can clearly understand how you plan to conduct business operations.

RESPONSE: We have revised the disclosure to clarify the plan of operations with the Company’s partners to ensure customer satisfaction.

Planned Progression, page 28

17.	We note that you plan to begin operations on medical campuses and later expand into food delivery. Please revise to disclose whether you currently have customers in these areas. We note your statement that “Arrive will partner with leaders in automated delivery of delivery of food, goods, and services.” Please revise to make it clear, if true, that such partnerships are aspirational at this time.

RESPONSE: We have revised the Draft Registration Statement to disclose the status of the Company’s customers and partnerships and to include the information requested by the Staff. Additionally we have expanded the disclosure to reflect that all current pilots are being conducted through executed Statements of Work (SOW). Active SOWs include: a Kentucky logistics company, a Georgia innovation campus, and a Virginia specialty drug logistics company, all of which have also executed non-disclosure agreements (“NDA”)

18.	We note your statement that “[b]eing approved as a certified US Mailbox (application formally submitted September 15, 2023) ... will allow for uniquely advantageous service, deployment, and a secure treatment for Arrive’s customers.” Please clarify whether your application has been approved as of the date of this filing.

RESPONSE: We have revised the disclosure to reflect that as of the date hereof, the certified US Mailbox application is currently pending.

Industry Overview and Opportunity, page 31

19.	Please revise this section to include a citation or source for each claim that you make. In any of these instances, if you have commissioned a report or study, please revise to state as much and file a consent in accordance with Rule 436.

RESPONSE: We have revised this section to include a citation or source for each claim made and included the information requested by the Staff.

20.	We note your statement that “[t]o understand the scale of Arrive’s opportunity and market, one needs to understand that ultimately Arrive’s smart MaaS platform will serve as a common, shared infrastructure for a large portion of the 160+ million US addresses for businesses and consumers, which grows by over 4,000 addresses daily - and that is before Arrive addresses its global aspirations and growth potential.” Please revise to make it clear, if true, that you do not currently have any US addresses associated with your business. Revise to state that Arrive’s smart MaaS platform may serve as a common, shared infrastructure” (emphasis added).

RESPONSE: We have revised the disclosure to reflect that we do not currently have any US addresses associated with our business. However, Arrive’s smart MaaS platform may serve as a common shared infrastructure in the future, after we begin operations.

Early Market Activity, page 32

21.	Please provide additional detail on the status of your operations. For example, where you say “working on feasibility,” “in discussion(s),” “in progress,” please provide more specific details so that potential investors can understand the current status of your operations.

RESPONSE: We have revised our disclosure to reflect that the company is continuing to execute its plan by developing a series of customer and partner trials and pilots aimed at further advancing our technology and expanding into new markets. All pilots are being conducted through executed Statements of Work (SOW). We are confident that this development plan will lead to the creation of the appropriate products to successfully monetize the ALM market within the timeframes of our operational plan.

Regulatory Background, page 32

22.	Please expand your discussion here and on page 37 to include the impact that such regulations have on your business and include any relevant regulatory implications for the areas that you expect to expand into, such as medical operations and the transport/delivery of prescriptions, biologics, etc.

RESPONSE: We have expanded the discussion to include the fact that these regulations have a significant impact on the operations and responsibilities of third parties, such as those who have autonomous mobile robots (“AMRs”) and drone operations, or those imposed on medical facilities regarding control and preservation of certain medications considered perishable or which may need refrigeration. Our intended operations will comply with the specific requirements for each application as defined by the third parties responsible for compliance.

Recent Developments and Current Licenses Held, page 35

23.	We note the various partnership agreements listed here. To the extent you have not actually entered into a partnership agreement, such as with Hush Aerospace and Speedy Eats, please recharacterize such headings and descriptions. To the extent that any of these partnership agreements are material contracts, please revise to provide a description of the material terms of such contracts and include the agreements as an exhibit. Additionally, at the end of this section, we note your statement that “Arrive is hopeful as the leader in ALM Mailboxes that it will have the opportunity to bring many, if not the majority, of these relationships and discussions to fruition as sales for Arrive.” Please provide additional detail that supports your claim that you are “the leader in ALM Mailboxes” or revise such language to state that this is management’s belief.

RESPONSE: We have revised our discussion related to the partnership agreements and provided additional information as requested by the Staff. Additionally, we have revised the language to say “Arrive aspires to be the leader in ALM Mailboxes. . .”

Legal Proceedings, page 36

24.	With respect to the Byfield Management, Inc. case, please revise to include the date instituted, a description of the factual basis alleged to underlie the proceedings and the relief sought. In this light, we note that the relief sought includes two years of salary and stock options. If material, please disclose such amounts. Refer to Item 103 of Regulation S-K.

RESPONSE: We have revised the disclosure to reflect that this matter was moved to a neutral court after being filed by Ohrn and Byfield on March 15, 2023. Plaintiffs alleged breach of employment agreement; breach of stock purchase agreement; breach of fiduciary duties and non-payment of salary, bonuses, and benefits. Arrive terminated Ohrn/Byfield’s employment because of several misrepresentations in connection with the financial stability by Ohrn, including bankruptcy and mortgage foreclosure. The termination of Ohrn was completed after several attempts and opportunities to have a discussion as to the concerns. Ohrn failed to respond. Further to his financial lack of stability, Ohrn also fail to pay any amounts owed under the stock purchase agreement. Indiana is an at-will employment state. Affirmative defenses and counterclaims were filed, discovery documents have been exchanged by the parties but no further motions are pending. No trial dates or case management plan has been filed. In May, 2024, the court asked for a dismissal which prompted the plaintiff to request some third-party documents. No other motions are pending. The settlement demands, including unpaid salary and stock awards would be material. Arrive has engaged Taft Stettinius & Hollister LLP as its external counsel to represent the company in this matter.

Management, page 38

25.	Please revise to state each executive officer’s term of office as officer and the period during which he or she has served in such position. Refer to Item 401(b) of Regulation S-K. Additionally, please confirm that you have described the business experience of each executive officer during the past five years. For example, it appears that Todd Pepmeier’s experience may be current through 2021 and it appears that Neerav Shah’s background may not cover his experience over the past five years. Refer to Item 401(e). Additionally, to the extent that there are family relationships between executive officers, directors, or nominees, please revise to state as much. Refer to Item 401(d).

RESPONSE: The Company has revised the disclosure in connection with executives tenure and prior experience as well as the relationship between executive officers, directors, or nominees.

Executive Compensation, page 43

26.	Please revise this section to include disclosure for fiscal year 2023. Also revise this section to include narrative disclosure about your compensation program that complies with Item 402(l) of Regulation S-K. In this light, please expand your Summary Compensation Table disclosure and the disclosure relating to your employment agreements, equity incentive awards, and any director compensation in fiscal year 2023. Please file any employment agreements as exhibits. Refer to Item 601(b)(10)(iii).

RESPONSE: The Company has revised the disclosure to include employment agreements, equity incentive awards, and any director compensation in fiscal year 2023. Additionally, we have included employment agreements as exhibits to the registration statement.

Experts, page 55

27.	You state that Assurance Dimensions has audited only the financial statements as of and for the year ended December 31, 2023, but the firm’s report states it has audited the financial statements as of and for the year ended December 31, 2022, as well. Please revise your disclosure here accordingly.

RESPONSE: The Company has made the revision in connection with the audited financial statement.

Index to Financial Statements Notes to Financial Statements

Note 2. Significant Accounting Policies Offering Costs, page F-12

28.	Please advise why amounts for offering costs are not presented separately in the respective statements of changes in stockholders’ equity and cash flows for each period.

RESPONSE: The amounts paid for offering costs are recorded as distinct line items in the company’s accounts. However, for financial reporting purposes, these amounts are shown netted as reductions to Additional Paid in Capital, as disclosed in the column header on the statement of changes in stockholders’ equity. The amounts are disclosed in Note 2, p. F-12

Note 16. Subsequent Events, page F-29

29.	Please tell us the current status of your merger transaction with Bruush Oral Care Inc.

RESPONSE: The transaction was terminated by us on July 11, 2024, as the conditions for closing were not met by the public entity. The Company is free of any liens or commitments in connection with any of the parties involved in the merger transaction with Bruush Oral Care Inc.

30.	You disclose you settled a long-standing legal matter with Mr. Justin McGinnis and that the terms of the agreement are confidential. Please revise to disclose the nature of the legal matter and whether the settlement was material, and if material, disclose the amount thereof. Refer to ASC 220-20-50-1 and 450 for guidance.

RESPONSE: The matter was brought by McGinnis for an alleged breach of contract. This was a one-time purchase for a marketing display by McGinnis offered to Arrive. The materials were too late for the trade show and the proposed design was not usable by Arrive. After several exchanges between the attorneys, Arrive management concluded that paying a non-material settlement amount was appropriate versus the cost of continuing litigation in a 2-3 day trial and cost of continued litigation.

Signatures, page II-6

31.	We note that the current signature line is on behalf of Dronedek Corporation. Please advise if the company has officially changed its name to Arrive Technology, Inc. and if so, please update the signature line accordingly. Please also revise to ensure that your principal accounting officer signs the filing.

RESPONSE: The Company has revised the signature line to update the name of the company.

General

32.	We note that Bruush Oral Care Inc. filed a Form F-4 on January 29, 2024 regarding the merger of your company and Bruush Oral Care Inc., with your business surviving the merger transaction. Please include the material details of that transaction in this prospectus, as well as any implications or effects this offering may have on the exchange offering, as potential investors should be aware of any pending corporate reorganizations or transactions.

RESPONSE: The Company has provided the relevant disclosure in connection with the merger transaction and the termination of the merger agreement, which reflects that on December 14, 2023, Bruush Oral Care Inc. (“PubCo”), a company incorporated under the laws of British Columbia, Canada, Bruush Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of PubCo (the “Merger Sub”), and Arrive Technology Inc., a Delaware corporation (“Arrive”) entered into an agreement and plan of merger (the “Merger Agreement”). Upon the closing of the merger and pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub would merge with and into the Arrive, with Arrive continuing under the name of Arrive after the Merger and as a wholly owned subsidiary of PubCo. Upon closing, PubCo was expected to be renamed “Arrive Technology Inc.” and trade on Nasdaq under the ticker symbol of “ARRV.” As a result of the Merger and as set forth in the Merger Agreement, at closing the outstanding shares of Arrive’s common stock, would be exchanged for common shares of PubCo (the “PubCo Shares”) representing, upon issuance, 94.5% of PubCo’s issued and outstanding common shares on a fully diluted basis and the legacy shareholders of PubCo would own shares of PubCo common shares representing 5.5% of PubCo’s issued and outstanding common shares on a fully diluted basis. Prior to Closing, PubCo would, among other things, effect a reverse stock split with respect to PubCo’s common shares at a ratio within the range of 6-for-1 to 200-for-1. PubCo, as of the closing, would maintain a net cash minimum as defined in the terms of the Merger Agreement consisting of cash and cash equivalents after full payment of current liabilities, including any financing in connection with the above referenced amount and all expenses related to the transaction (“Net Cash Minimum”). After closing, PubCo would sell, transfer and assign all existing legacy business, assets and liabilities of PubCo (“Legacy Business”) to a purchaser, including in the form of a newly established entity (“Purchaser”), and pursuant to that certain separation and distribution agreement to be entered into by and between PubCo and Purchaser on terms and conditions to be mutually agreed by PubCo and Purchaser (the “Separation Agreement”). The sale, transfer and assignment of the Legacy Business would be conducted after the Merger became effective. The Merger Agreement contained customary representations and warranties by the parties thereto. Certain of the representations and warranties qualified by materiality. The Merger Agreement also contained pre-closing covenants by the parties thereto, including obligations of the parties to use reasonable efforts to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Under the Merger Agreement, the obligations of the parties to consummate the Merger were subject to a number of customary conditions including, among others: “…PubCo having satisfied any applicable continuing listing requirements of Nasdaq and PubCo having not received any notice of non-compliance therewith”. The company terminated the Merger Agreement on the basis of PubCo’s failure to comply with several of the conditions to the closing of the Merger Agreement, the most relevant ones being PubCo’s failure to comply with the continuous listing requirements and qualifications of the Nasdaq Capital Market and maintain the requisite cash reserves to consummate the transaction.

33.	We note that you have applied to list your shares on the Nasdaq Capital Market. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.

RESPONSE: The Company plans to list its securities on the Nasdaq Global Market relying on the Market Value Standard for direct listings.

34.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

RESPONSE: The Company uses a standard investor prospectus which is sent to new investors, and the crowdfunding prospectus is available on the PicMii site. The presentation is attached herein as Annex 1 to this letter.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole
Daniel S. O’Toole
Chief Executive Officer
Arrive AI Inc.

Annex 1

arrive

Smart Mailboxes and Mailbox-as-a-Service (MaaS)

Secure, Seamless Movement of Goods and Supplies
Between People, Robots, and Drones

arrive
MAIL

Confidential

© Copyright Arrive | All rights reserved | https://arrive.tech | August 2023

Forward-looking Statements

This presentation may include forward-looking statements based upon management expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties. Factors which could cause future results to differ materially from these expectations include, but are not limited to, the following: general economic conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; the costs of funds; general market rates of interest; changes in accounting policies or guidelines; the impact of any acquisition strategy; and other factors.

2

Leadership

arrive

Dan O'Toole	Mark Hamm	Neerav Shah	Torrey Bievenour	Todd Pepmeier	John Ritchison	Lora O'Toole
Chief Executive Officer	Chief Operating Officer	Chief Strategy Officer	Chief Technology Officer	Chief Financial Officer	Corporate Counsel	VP, Business Development
Arrive patent holder and a strong visionary of growth. Three previous corporate exits as a serial entrepreneur. Previous leadership roles held in startups and commercial real estate.	Former FedEx VP of Innovation, ServiceMaster VP of Customer Experience, AutoZone VP of IT, and serial tech entrepreneur and founder. Expertise in strategy, marketing, innovation, ops, software, IoT, SaaS, big data, ML, retail, logistics, and services.	Techstars-backed venture participant, with successful startup project launched from its incubator program. Rich drone industry background. Prior experience leading initiatives within the autonomous delivery space.	Domain expert in lighting entertainment, architectural, and custom-commercial work. Knowledge in electronic, mechanical, optical, thermal, and standards-based design. Experienced in enhancing automation processes and speed-to-market.	Financial executive in automotive, aerospace, healthcare, and early-stage technology companies. Former divisional CFO for Rolls-Royce, Plc in defense business unit, leading financial and contracting teams. Co-founded technology startup specializing in RPA for Ascension Health and commercial clients. Successful exit through strategic acquisition in 2021.	Operating officer of a European division of General Motors and credited with the establishment of Arrive's intellectual property portfolio.	Extensive experience working with startups. AUVSI Indiana chapter Treasurer. Awarded 30 under 30 in the logistics and advanced manufacturing industries in Indiana by Conexus.
Quest Environmental, FMUSA, Striker Realty Group	FedEx, AutoZone, ServiceMaster	Kaiser Permanente, Sun microsystems, Aerotronic	AcuityBrands, Royal Contract Lighting, VQL	Rolls Royce, Ford, Agilify, Ascension, Aerodyn Engineering	gm, Delphi Technologies	Conexus Indiana, Aerotronic, AUVSI

3

Problem

E-commerce success has strained supply chains and created many new challenges

Porch Pirates & Package Theft

260M packages stolen in the US in 2022[1]

79% of Americans had a package stolen in 2022[1]

Lost Goods & Services

$19.5B cost of US package theft in 2022[1]

$9.1B+ spent annually on lost goods & services[2]

Errors & Mis-shipments

Double picking, returns processing, customer service; It adds up quick

Higher Enviro-related Costs

Increased carrier traffic needed to keep up with rise in consumer demand

In-Person Receipts

Missed deliveries cost time, money, churn, and consumer confidence

1. Safewise 2. CNBC

4

arrive

Opportunity

- Eliminate annual losses of $19.5B+ due to porch piracy[1]
- Total US retail sales reached $4.55T in 2021[2]
- 22% of grocery sales expected to be online by 2025[3]
- Behaviors have changed and market opportunity is now

Savings

Autonomous delivery costs **50% less.**

$1B savings every 11 days[4]

3,000 delivery trucks removed from roads

for every 1% of packages autonomously delivered to Arrive[5]

Secure

Advanced access controls, chain-of-custody, signatures, facial recognition

Climate-Assisted

Maintain room temp so packaging can do its job for medical, retail, and food

Greener

Reduced GHGs of **680+kg/yr** of carbon per Arrive mailbox (roughly the same emissions as burning 306lbs of coal)[5, 6]

5

arrive

1. Safewise 2. Digital Commerce 360 3. Retail Wire 4. Business Insider 5. Keramida 6. Environmental Protection Agency

Autonomous Delivery has Arrived

arrive

Drone Delivery	Notable Statistic	Regions Served
zipline	600,000+ deliveries and 37M+ miles flown [1]	Africa (4 countries), Japan, and USA (3 states) [2]
Google Wing	330,000+ deliveries [3]	Australia, Finland, and USA (2 states) [4]
amazon Prime Air	100 deliveries made with aim of 30-minute average delivery time [3]	USA (2 states) [5]
Walmart DroneUp	6,000+ deliveries in 2022 (also using Zipline and Flytrex) Goal of 1M annual drone deliveries [6]	USA (34 locations across 6 states) [6]

Ground Robotic Delivery	Notable Statistic	Regions Served
STARSHIP	Over 5 million deliveries [7]	UK (10 sites), Estonia, USA (30 sites across 18 states) [8]
AETHON	1,000+ TUGs have collectively transported over 100 million pounds of goods [9]	Australia, China, Germany, Singapore, Turkey, USA (300 sites across 24 states) [10]
OTTONOMY.IO	Uses AI/ML to make autonomous CPG deliveries across a range of markets [11]	Spain, UAE, Norway, USA (3 states) [11]
fetch robotics	1,000+ robots have collectively transported 10 million orders [12]	Belgium, France, Germany, Japan, Singapore, USA (100 sites across 25 states) [12]

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1. Zipline 2. Zipline 3. CNBC 4. DroneDJ 5. Amazon 6. Walmart 7. Starship 8. Starship 9. BizJournals 10. Aethon 11. Robot Report 12. Fetch Robotics

Feature Roadmap

Automated Drone Door
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Mailbox
User Door
Curb Side
Back Side

Gen-2 Arrive Point

Deployed

- Package Security
- Climate-Assisted Interior
- Traditional & Autonomous Delivery Services
- Remote Access Via App
- Anti-Theft Tamper Alarm
- Heated Door
- Weatherproof
- Emergency Lighting Alerts

Future

- Interior & Exterior Camera Views
- Wireless Charging (Drones, Robotics, EVs)
- Adjustable Interior Cabin
- DocuSign Enabled
- Connectivity & Data Insights
- Reverse Logistics
- GPS Location Enabled
- Solar Powered

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Core Value Propositions

Secure
Cameras and other sensors integrate with security and home automation networks. Secure and tamper proof for parcel/porch piracy.

Chain-of-custody
Advanced access controls, recognition, and signatures for controlled substances and proof-of-delivery.

Climate-assisted
Assists packaging in maintaining temperature ranges with heating and cooling to maintain room-temperature.

Smart
Authentication, access controls, chain of custody, status notifications, package reading, temperature and weather sensing.

Async Delivery
Eliminates resends. All deliveries require no human presence for drop-off or pickup. Order on your way home.

Automated Delivery Marketplace
ADM platform assures delivery/pickup times and mailbox space reservations with promo options.

Mailbox Financing Exchange
Our MFE platform helps the whole ecosystem share the financing cost of a customer's Arrive Point.

Digital Twin
Digital twin API for real-time and historical status, notifications, configuration, terms, weather, maps, SLAs, software/ML OTA.

Reconfigurability
Mailboxes hardware platform designed to be flexible modular building block. For maintenance, Innovation, future-proofing.

Cradle-to-Cradle Design
Environmentally friendly by design. Accounts for entire product lifecycle; sourcing, manufacturing, recycling, and reuse.

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Smart Mailbox-as-a-Service (MaaS)

- Secure, advanced access control for couriers and customers
- Smart sensors and notifications
- Versatile async delivery & pickup for seamless exchanges between couriers, robots, and drones

Secure

Smart Notifications

Chain of Custody

Async Automated

Climate-Assist

Cradle-to-Cradle Design

Tri-Modal Exchange

360˚ Observation

AI/ML Smart

Automated Drone Door
Mailbox
User Door
Curb Side
Back Side
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OTTOBOT YETI

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Arrive Enables Tri-modal Automated Delivery Networks

Markets Served:

B2C

- Residential
- Apartments/Multi-tenant
- Retirement Communities
- Assisted Living
- Rural Exchange Points
- Municipalities

B2B

- Medical Campus
- Academic Campus
- Retailers
- Strip Malls
- Clinics & Doctors Offices
- Warehouse-to-Consumer
- Fast food infrastructure
- Grocery infrastructure

Arrive Point
Ground Robotic Delivery
Drone Delivery
Carriers, Couriers, 3PLs

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The Last Inch of the Last Mile™

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- Secure
- Smart Notifications
- Chain of Custody
- Climate-Assist
- Cradle-to-Cradle Design

- Async Automated
- Tri-Modal Exchange
- 360˚ Observation
- AI/ML Smart

Arrive Point

HOSPITAL
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Arrive Bank

LAB
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Arrive Convey

Burgers
Distribution Center

Arrive Carousel

Apartment
Multi-tenant

Arrive Go

Trucks, Boats,
RVs, Campers

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Frictionless Delivery and Pickup in Delivery Networks

Between People, Ground Robotics, and Drones

Drones
Carriers, Couriers, 3PLs
Lab Tugs (ADRs, AMRs)
Bank of Arrive Points
Arrive Point
Rooftop Auto-fed Arrive Point
Lab
Ground Auto-fed Arrive Point
Locker-box Auto-feeding Arrive Points
Arrival Point
Hospitals, MedOps, Healthcare Facilities
Labs, Clinics, Doctor Offices
Pharmacies

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4 Layers of Arrive's Smart MaaS Platform

(For Customers & Partners)

Commerce & Shipping | MaaS | Operations & Routing

Retail | Food | Medical | Arrive Points | Carriers | Robots | Drones

Other parties can access Arrive APIs for local info

Automated Delivery Marketplace

Software Platform

Assures delivery/pickup times, coordinating cargo space reservations, and ops data

Mailbox Financing Exchange

Software Platform

Coordinating partner and customer leasing and loyalty points sharing @ $30/mo.

Data + AI/ML = Growth Insights

IoT Digital-twin + ML Models OTA

Analyzing data, sharing growth insights, distributing AI/ML models, and managing units

Residential | Communities Campuses | Businesses

Data Platform

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NOTE: We will exchange App and Camera views (similar to a Ring doorbell) for data, network access, and "airspace rights"

Medical Ops Applications

Smart Mailbox-as-a-Service (MaaS) platform for secure, seamless exchanges of supplies, samples, and medicine between people, robots, and drones in healthcare and medical ops

- Weekend/Off-hour lab sample deliveries and pickups - first by courier then by drone
- Improved people and automation exchanges as a smart cross-dock
- Outside supply closet for Just-In-Time kits, tests, pharmaceuticals, and other inventory delivery - first internal and then with partners
- Rapid and reliable inventory and drug movement/re-positioning on campuses or in cities
- Pharmaceutical or biologic delivery with climate-assist, advanced security, and chain-of-custody
- Other critical Jobs-to-be-Done needing smart, secure, and seamless exchanges between people, robots, and drones

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MAIL

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Revenue Streams

Mailbox-as-a-Service | MaaS Recurring Revenue

- Recurring subscription models for B2C and B2B
- *Mailbox Financing Exchange* splits/shares these costs

129.9M[1] residential addresses at $30/mo, $360 ARR

33.2M[2] commercial addresses at $100/mo $1,200 ARR

Data Insights Monetization

- Data aggregation provide growth insights for Dronedek and partners
- AI/ML provide data insights for process and route optimization

5$/month per residential user

Generated from targeted marketing & share of wallet

Automated Delivery Marketplace

- Carrier agnostic, open to all couriers and services
- Shippers pay for reserved times, space, ops data, promos

21.2B[3] packages shipped in 2022

Carrier pays small fee per package via Marketplace

All addresses average $15/mo, $180 ARR

Ancillary Services

- Receive high value packages securely without signatory present
- Emergency signals to notify authorities
- Digital advertising displays
- Helium network partnership for embedded IoT infrastructure
- Counting passing vehicles for hyperlocal traffic data
- Local weather data collection for precise forecasting

1$/month in ancillary revenues

Local micro-weather information and IoT infrastructure

1. Statista 2. USPS 3. Pitney Bowes

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Icons

App

arrive Pay

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Revenue Streams

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arrive Micro-weather

arrive LoRaWAN IoT Hub

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Service Models

arrive Point

arrive Bank

arrive Convey

arrive Carousel

arrive Mobile

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Milestones

2014
2020
2021
2022
2023

2014

- Dan O'Toole first has the idea for a receptacle that secures and protects drone deliveries
- First patent filing, beat Amazon by 4 days

2020

- First and second angel investments*
- REG CF crowdfunding campaign on WeFunder commences

2021

- Historic crowdfunding campaign closes. Approx. $3.5M raised from 4,338 investors
- Company earns the distinction of being the highest valuation pre-revenue company to ever successfully crowdfund in the history of crowdfunding
- Residential and commercial Gen-1 MVPs developed
- 20 Gen-1 units built and tested in multiple residential and business demos and pilots
- Strategic partnerships
- $5M in funding

2022

- REG CF crowdfunding campaign on StartEngine commences
- Lawrence, Indiana USPS delivery pilot | Multi-week, multi-unit, (Beyond USPS participants: DoorDash, McDonald’s, Culver’s & Uber Eats)
- Newly announced strategic partnerships
- Upgraded board of experts
- Gen-2 IP filed, designed, and manufacturing started

2023+

- $1.3M raised from 421 investors via REG CF campaign on StartEngine
- Gen-2 MVP shipped Q1
- Roadmap of customer-driven product design improvements
- Precision delivery development with multiple drone partners
- Targeted go-to-market of medical ops and assisted living - revenue generation expected
- Rebrand to Arrive
- $9M funding
- Newly announced strategic partnerships

Each $2,500 invested during angel series in October 2020 is now $14,000

As of August 2023, Arrive has raised nearly $9M from almost 5,000 investors through early investors, crowdfunding, and seed series rounds.

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Patent Overview

- 2 US Patents awarded, 1 allowed, 2 pending
- 48 international, non-US pending
- 130+ filed feature claims
- Freedom to Operate studies done in 2018 and 2021 by third party patent firms confirm company’s patent positioning.
- **US Patent 9,840,340 | Utility Patent* | Secure Drone Delivery | Priority filing – 12/14/2014**
    - *A utility patent is a patent that protects the invention of a new and useful process, machine, manufacture, or composition of matter, or any new and useful improvement thereof. The main difference between a utility patent and other types of patents is the scope of protection – a utility patent protects the way an invention works, while other types of patents protect the way an invention looks (design patent) or the way it is used (plant patent).

Other companies who filed similar IP **after** Arrive**:**

amazon ups UNITED STATES POSTAL SERVICE FedEx DHL

For more information, visit https://arrive.tech/patents

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Patent Overview (cont'd)

Patent Name	Patent No.	Status	Applied/Priority	Abstract Patent Info
DRONE DOCKING STATION AND DELIVERY SYSTEM	US Patent 9,840,340 Ser. No. 14/565,418	Granted in U.S. 12/12/2017	2014 12/14/2014 14/565,418	• A drone docking station for deposit of items delivered by drone. • The basic elements making up a container box located at a specific address and to securely hold those goods until they are picked-up regardless of duration, weather, or otherwise.
DRONE DOCKING STATION AND DELIVERY SYSTEM	US Patent 10,457,421 Ser. No. 15/328,027	Granted in U.S. 10/29/2019	2014 12/14/2014 & 11/21/2015 15/328,027	• A system and device for a drone docking station for deposit of items delivered by drone. • A secure porch, roof, window or otherwise building mounted box may be secured through to an existing edifice or may be configured to mount to an existing mailbox post and actually take the place of the mailbox.
Expanding Floor/ Accordion Drone Docking Station Ser. No. 17233624	Published as US 20210394930	Pending in U.S. Filed 4/19/2021 Priority 4/20/2020	2020	• A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle. • Items can be delivered to a receptacle at a curb, mailbox, post, porch, in-ground vault, and window to a multi-parcel receptacle with an expanding floor/accordion station that has a specific residential/commercial address with various optional features.
Expanding Floor/ Accordion Drone Docking Station PCT/US21/27879	Published as WO2021216397A1	Pending Internationally Filed 4/19/2021 Priority 4/20/2020	2020	• A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle. • Items can be delivered to a receptacle at a curb, mailbox, post, porch, in-ground vault, and window to a multi-parcel receptacle with an expanding floor/accordion station that has a specific residential/commercial address with various optional features.
Hot and Cold Section Drone Docking Station Temperature Controlled Device Ser No. 17233635	Published as US 20220055770	Pending in U.S. Filed 4/19/2021 Priority 4/20/2020	2020	• A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle with a set of drawers with hot and cold sections in the station that has a specific residential/commercial address with various optional features.
Hot and Cold Section Drone Docking Station Temperature Controlled Device PCT/US21/27895	Published as WO2021216407A1	Pending Internationally Filed 4/19/2021 Priority 4/20/2020	2020	• A drone docking station for deposit of items/goods delivered by a drone to a secured receptacle with a set of drawers with hot and cold sections in the station that has a specific residential/commercial address with various optional features.

For more information, visit https://arrive.tech/patents

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Poised for Industry Disruption

Become A Shareholder In Arrive

Arrive is a pre-revenue, pre-public technology company, well-positioned with a robust IP portfolio and unique, break-through solutions that hold the potential to disrupt the delivery and logistics industries.

Our company is led by a strong team of experienced professionals with a proven track record of success in related industries.

Arrive is poised to be a major industry player, and we are looking for investors who share our vision.

We are seeking a new round of funding before an anticipated public listing in the future, and already have our Nasdaq ticker reserved (ARRV).

This funding will enable us to:

Scale up production to meet growing demand

Maintain market lead in delivery and logistics

Continue developing our revolutionary technologies to stay ahead of competition

Nasdaq

List on Nasdaq and become a publicly traded company

- To learn more about our company and this investment opportunity, please contact us at investorrelations@arrive.tech

Disclaimer: The information contained in this presentation is based on reasonable assumptions and is for informational purposes only. It does not constitute an offer to sell or a solicitation of an offer to buy any securities or a guarantee of future performance. The company is not yet a public company and its securities have not been registered with the SEC. Potential investors should consider the risks associated with investing in any pre-public company.

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Appendix

MAIL
DRONEDEK
DRONEDEK

MAIL
DRONEDEK

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OTTOBOT YETI
AUTONOMOUS CONTACTLESS DELIVERY
OTTONOMY.IO

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Sources and Citations

Problem

1. https://www.safewise.com/blog/metro-areas-porch-theft/#_2022_stats
2. https://www.cnbc.com/2020/01/10/package-theft-how-amazon-google-others-are-fighting-porch-pirates.html

Opportunity

1. https://www.safewise.com/blog/metro-areas-porch-theft/#_2022_stats
2. https://www.digitalcommerce360.com/article/us-ecommerce-sales/
3. https://retailwire.com/discussion/online-to-make-up-21-5-percent-of-grocerys-sales-in-five-years/
4. https://www.businessinsider.com/delivery-fee-for-amazon-prime-air-2015-4
5. https://www.arrive.tech/insight-hub/environmental-impact-report
6. https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

Autonomous Delivery has Arrived

1. https://www.flyzipline.com/
2. https://www.flyzipline.com/about/zipline-fact-sheet
3. https://www.cnbc.com/2023/05/18/amazons-100-drone-deliveries-puts-prime-air-behind-google-and-walmart.html
4. https://dronedj.com/2022/02/08/wing-drone-delivery-dallas/
5. https://www.amazon.com/gp/help/customer/display.html?nodeId=T3jxhuvPfQ629BOIL4#:~:text=We%20are%20currently%20offering%20drone,customer%20service%20to%20determine%20eligibility
6. https://corporate.walmart.com/newsroom/2022/05/24/were-bringing-the-convenience-of-drone-delivery-to-4-million-u-s-households-in-partnership-with-droneup
7. https://www.starship.xyz/
8. https://www.starship.xyz/starship-food-delivery-app/
9. https://www.bizjournals.com/pittsburgh/news/2021/07/13/aethon-launches-new-robot-enters-new-market.html
10. https://aethon.com/about-aethon/
11. https://www.therobotreport.com/ottonomy-launches-new-ottobot-yeti-autonomous-delivery-robot/
12. https://fetchrobotics.com/

Business Model

1. Based on Arrive Operating Model with 1.1M units installed in 2028.
2. https://www.statista.com/statistics/183635/number-of-households-in-the-us/#:~:text=How%20many%20households%20are%20in,households%20in%20the%20United%20States.
3. https://facts.usps.com/delivery-points/
4. https://www.pitneybowes.com/us/shipping-index.html

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